SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August, 2016

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated August 25, 2016 announcing results for the quarter ended June 30, 2016

•	Second quarter earnings call presentation

Ferroglobe Reports Results for Second Quarter 2016

•	Q2 2016 revenue of $398.0 million, down from $423.5 million in Q1 2016

•	Net loss of $(42.2) million, or $(0.25) on a fully diluted per share basis; Adjusted net loss of $(2.8) million, or $(0.01) on a fully diluted per share basis

•	Reported EBITDA loss of $(46.6) million, which includes an impairment charge of $(58.6) million for Venezuela; Adjusted EBITDA of $17.2 million

•	Operating cash flow generation of $24.3 million and free cash flow generation of $8.6 million

•	Exceeded working capital synergies target of $100 million by reducing working capital by $169.9 million over the last 12 months, including $96.5 million year-to-date

•	Maintained dividend, reflecting confidence in underlying strength of the business

LONDON, August 25, 2016 – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, announced today results for the second quarter of 2016.

In the second quarter of 2016, Ferroglobe posted a net loss of $(42.2) million, or $(0.25) per share on a fully diluted basis. Excluding the impairment charge for Venezuela, due diligence and transaction costs, the company posted an adjusted net loss of $(2.8) million, or $(0.01) per share on a fully diluted basis.

Ferroglobe reported an EBITDA loss of $(46.6) million for the second quarter due to the write-off of the company’s Venezuelan assets $(58.6) million. Excluding the impairment charge for Venezuela, due diligence and transaction costs, Q2 2016 adjusted EBITDA was $17.2 million.

Net sales in the second quarter totalled $398.0 million, down from $423.5 million sequentially. In the second quarter, Ferroglobe’s average selling price for silicon metal declined by 6% from the previous quarter’s average selling price, primarily due to pressure from low-priced imports. During this period, the average selling price for silicon-based alloys remained flat and the average selling price for manganese alloys, new to our product mix, increased 2% from the first quarter of 2016.

In terms of sales volumes, silicon metal experienced a decline of 5% quarter over quarter, but improved dynamics in the steel industry allowed sales increases of 2% in silicon alloys and a strong 11% in manganese alloys.

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Shipments in metric tons:
Silicon Metal	175,347	85,242	90,105
Silicon Alloys	148,259	74,786	73,473
Manganese Alloys	134,331	70,756	63,575

Total shipments*	457,937	230,784	227,153

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Average selling price ($/MT):
Silicon Metal	$2,311	$2,230	$2,387
Silicon Alloys	$1,432	$1,430	$1,433
Manganese Alloys	$771	$777	$764

Total*	$1,574	$1,525	$1,624

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Average selling price ($/lb.):
Silicon Metal	$1.05	$1.01	$1.08
Silicon Alloys	$0.65	$0.65	$0.65
Manganese Alloys	$0.35	$0.35	$0.35

Total*	$0.71	$0.69	$0.74

*	Excludes by-products and other

“The pricing environment in silicon metal has remained tough this quarter, primarily due to increased pressure from low-priced imports. While in silicon metal we continue to achieve spot sales prices above the index, as we said last quarter, we do not expect overall market pricing to begin recovering before late 2016. In the meantime, we are focused on positioning ourselves for the future by managing costs, optimizing the operational footprint of our business, pursuing both organic and inorganic growth opportunities, identifying non-core asset divestiture opportunities and extracting the synergies from our merger,” said CEO Pedro Larrea. “Financial discipline and prudent management of our business remain our core priorities, and we have made significant progress on our cost base and working capital. Despite a challenging pricing environment, we continue to generate cash flows and reduce our net debt, maintaining our strong balance sheet.”

Continued focus on financial discipline and balance sheet strength

Ferroglobe reported an EBITDA of $(46.6) million, primarily due to a large impairment charge and a continued challenging pricing environment. The company impaired its assets in Venezuela based on the continuous operating losses and the overall operating environment in that country and is currently evaluating strategic options in Venezuela overall.

Excluding the impairment charge, due diligence and transaction costs, Q2 2016 adjusted EBITDA was $17.2 million. Overall the price decline adversely impacted EBITDA by $(16.1) million quarter-over-quarter, partially offset by a meaningful reduction of production cost on a per ton basis, aggregating to $11.1 million in Q2 2016.

Moreover, when compared to legacy Globe Specialty Metals production costs (measured in $/lb) in silicon metal and silicon alloys, Ferroglobe achieved post-combination cost reductions of 22% in the first half of the year, and it has already reached $28 million in captured synergies year-to-date.

Ferroglobe generated operating cash flows of $24.3 million in Q2 2016, or $53.9 million year-to-date. A significant part of the operating cash flows comes from working capital improvements of $41.2 million during Q2 2016, bringing improvements year-to-date to $96.5 million and to $169.9 million over the last 12 months. The company has generated $43.9 million of free cash flow year-to-date, of which $8.6 million was generated during Q2 2016.1 Ferroglobe’s net debt was $413 million at the end of Q2 2016, compared to $421 million at the end of Q1 2016.

“In addition to systematic cost improvements, we continue to drive integration savings, cost reductions and platform optimization. We expect to deliver on our annualized run rate synergies target of $65 million by the end of 2016 with approximately $28 million achieved in 1H 2016. We are also closely reviewing our asset portfolio and considering actionable opportunities to improve our footprint. Recently, we have renegotiated our power contracts in Argentina which will enable us to restart the facility next week and reverse the negative impact of that facility since February of 2016,” concluded Larrea.

The Board has decided to maintain the quarterly interim dividend of $0.08 per share, further reflecting the confidence in the underlying strength of the business and the company’s long-term outlook.

[1]	Free cash-flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment”, calculated excluding the impact of the $32.5 million shareholder settlement paid in the quarter ended March 31, 2016.

Adjusted EBITDA:

	Six Months Ended	Quarter Ended	Quarter Ended
	June 30, 2016	June 30, 2016	March 31, 2016
Loss attributable to the parent	$(67,937)	(42,238)	(25,699)
Loss attributable to non-controlling interest	(13,291)	(7,080)	(6,211)
Income tax (benefit) expense	(28,261)	(29,038)	777
Net finance expense	14,523	6,908	7,615
Exchange differences	2,004	276	1,728
Depreciation and amortization charges, operating allowances and write-downs	67,532	24,534	42,998
EBITDA	(25,430)	(46,638)	21,208
Transaction and due diligence expenses	7,868	5,227	2,641
Impairment loss	58,587	58,587	—
Globe purchase price allocation adjustments	10,022	—	10,022

Adjusted EBITDA, excluding above items	$51,047	17,176	33,871

Adjusted diluted loss per share:

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Diluted loss per ordinary share	(0.40)	(0.25)	(0.15)
Tax rate adjustment	0.05	(0.01)	0.06
Transaction and due diligence expenses	0.03	0.02	0.01
Impairment loss	0.23	0.23	—
Globe purchase price allocation adjustments	0.04	—	0.04

Adjusted diluted loss per ordinary share	(0.05)	(0.01)	(0.04)

Adjusted net loss attributable to Ferroglobe:

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Loss attributable to the parent	$(67,937)	(42,238)	(25,699)
Tax rate adjustment	6,775	(3,964)	10,739
Transaction and due diligence expenses	5,351	3,555	1,796
Impairment loss	39,839	39,839	—
Globe purchase price allocation adjustments	6,815	—	6,815

Adjusted loss attributable to the parent	$(9,157)	(2,808)	(6,349)

Conference Call

Ferroglobe will review second quarter 2016 results during a conference call at 9:00 a.m. Eastern Time on August 26, 2016. The dial-in number for the call for participants in the United States is 877-293-5491 (conference ID 71333535). International callers should dial +1 914-495-8526 (conference ID 71333535). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at http://edge.media-server.com/m/p/frvz6jap.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted loss attributable to parent and adjusted diluted loss per ordinary share are non-GAAP measures.

We have included these measures to provide supplemental measures of our performance which we believe are important because they eliminate items that have less bearing on our current and future operating performance and so highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures. Reconciliations of these measures to the comparable GAAP financial measures are provided above and in the attached financial statements.

*             *             *

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan, 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016	Year Ended December 31, 2015 *
Sales	$821,432	$397,953	$423,479	$2,039,608
Cost of sales	(534,607)	(252,764)	(281,843)	(1,225,313)
Other operating income	6,050	3,717	2,333	20,455
Staff costs	(139,233)	(72,050)	(67,183)	(330,382)
Other operating expense	(119,315)	(64,374)	(54,941)	(351,929)
Depreciation and amortization charges, operating allowances and write-downs	(67,532)	(24,534)	(42,998)	(141,097)
Impairment losses	(58,587)	(58,587)	—	(52,042)
Other losses	(1,170)	(533)	(637)	(3,473)

Operating loss	(92,962)	(71,172)	(21,790)	(44,173)
Finance income	685	442	243	1,343
Finance expense	(15,208)	(7,350)	(7,858)	(34,521)
Exchange differences	(2,004)	(276)	(1,728)	29,993

Loss before tax	(109,489)	(78,356)	(31,133)	(47,358)
Income tax benefit (expense)	28,261	29,038	(777)	(62,546)

Loss for the period	(81,228)	(49,318)	(31,910)	(109,904)
Loss attributable to non-controlling interest	13,291	7,080	6,211	13,308

Loss attributable to the parent	$(67,937)	$(42,238)	$(25,699)	$(96,596)

EBITDA	(25,430)	(46,638)	21,208	96,924
Adjusted EBITDA	51,047	17,176	33,871	294,799
Weighted average shares outstanding
Basic	171,838	171,838	171,838
Diluted	171,838	171,838	171,838
Loss per ordinary share
Basic	(0.40)	(0.25)	(0.15)
Diluted	(0.40)	(0.25)	(0.15)

*	- Represents combined Globe and FerroAtlantica results on a pro forma basis.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	June 30, 2016	March 31, 2016	December 31, 2015
ASSETS
Non-current assets
Goodwill	$404,015	404,009	403,929
Other intangible assets	71,247	72,041	71,619
Property, plant and equipment	941,580	1,011,395	1,012,367
Non-current financial assets	10,091	9,969	9,672
Deferred tax assets	51,337	36,767	36,098
Other non-current assets	21,881	21,558	20,615

Total non-current assets	1,500,151	1,555,739	1,554,300
Current assets
Inventories	374,795	396,319	425,372
Trade and other receivables	216,322	250,331	275,254
Current receivables from related parties	3,705	10,784	10,950
Current income tax assets	22,302	17,488	9,273
Current financial assets	18,005	3,979	4,112
Other current assets	12,299	10,529	10,134
Cash and cash equivalents	135,774	114,019	116,666

Total current assets	783,202	803,449	851,761

Total assets	$2,283,353	2,359,188	2,406,061

EQUITY AND LIABILITIES
Equity	$1,220,184	1,271,747	1,294,973
Non-current liabilities
Deferred income	6,512	10,879	4,389
Provisions	82,250	81,900	81,853
Bank borrowings	231,202	255,057	223,676
Obligations under finance leases	84,059	90,643	89,768
Other financial liabilities	8,283	8,414	7,549
Other non-current liabilities	3,741	3,679	4,517
Deferred tax liabilities	183,878	205,064	206,648

Total non-current liabilities	599,925	655,636	618,400
Current liabilities
Provisions	13,867	8,361	9,010
Bank borrowings	219,922	174,921	182,554
Obligations under finance leases	13,841	13,976	13,429
Payables to related parties	2,353	6,343	7,827
Trade and other payables	134,122	148,367	147,073
Current income tax liabilities	2,139	9,716	10,887
Other current liabilities	77,000	70,121	121,908

Total current liabilities	463,244	431,805	492,688

Total equity and liabilities	$2,283,353	2,359,188	2,406,061

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(81,228)	$(49,318)	$(31,910)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax (benefit) expense	(28,261)	(29,038)	777
Depreciation and amortization charges, operating allowances and write-downs	67,532	24,534	42,998
Finance income	(685)	(442)	(243)
Finance expense	15,208	7,350	7,858
Exchange differences	2,004	276	1,728
Impairment losses	58,587	58,587	—
Loss (gain) on disposals of non-current and financial assets	191	242	(51)
Other adjustments	979	291	688
Changes in operating assets and liabilities
Decrease in inventories	57,696	14,347	43,349
Decrease in trade receivables	54,236	28,439	25,797
Increase in trade payables	(8,741)	(10,651)	1,910
Other*	(58,901)	(16,050)	(42,851)
Income taxes (paid) received	(11,277)	1,497	(12,774)
Interest paid	(13,469)	(5,767)	(7,702)

Net cash provided by operating activities	53,871	24,297	29,574

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments due to investments:
Other intangible assets	(523)	(87)	(436)
Property, plant and equipment	(42,484)	(15,676)	(26,808)
Non-current financial assets	(273)	(273)	—
Current financial assets	(13,918)	(13,865)	(53)
Disposals:
Intangible assets	—	(30)	30
Property, plant and equipment	—	(104)	104
Current financial assets	99	99	—
Interest received	709	466	243

Net cash used by investing activities	(56,390)	(29,470)	(26,920)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(13,747)	—	(13,747)
Increase/(decrease) in bank borrowings:
Borrowings	82,969	25,978	56,991
Payments	(38,075)	11,623	(49,698)
Other amounts paid due to financing activities	(4,563)	(3,851)	(712)

Net cash provided (used) by financing activities	26,584	33,750	(7,166)

TOTAL NET CASH FLOWS FOR THE PERIOD	24,065	28,577	(4,512)

Beginning balance of cash and cash equivalents	116,666	114,019	116,666
Exchange differences on cash and cash equivalents in foreign currencies	(4,957)	(6,822)	1,865

Ending balance of cash and cash equivalents	$135,774	$135,774	$114,019

*	Includes the cash outflow impact of the $32.5M shareholder settlement during the quarter ended March 31, 2016.

Advancing Materials Innovation
NASDAQ: GSM
Second Quarter 2016

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “forecast,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.
Forward-looking statements contained in this presentation are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.
You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the businesses of Globe Specialty Metals Inc. and Grupo FerroAtlántica (together, “we,” “us,” “Ferroglobe,” the “Company”) will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive.
You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods.
We do not undertake or assume any obligation to update publicly any of the forward- looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation.

Table of contents
I. Q2 overview
II. Selected financial highlights

I. Q2 overview

Challenging pricing environment persisted in Q2 but has stabilized
Silicon metal price of Silicon-based alloys Manganese alloys $1.01 per pound, price of $0.65 per pound, price of $777/MT, down 7% flat up 2%
Silicon metal (37% of sales): recent sale prices above indexes, and demand remains solid
Silicon alloy (32% of sales): market prices and demand have been increasing modestly as a result of recovering demand and prices in the Steel sector
Manganese alloy (31% of sales): market prices are up 10-15% since the end of Q1, and sales volumes up by
11% quarter-over-quarter
Source: Company information

Ongoing cost management initiatives achieving results
Reduced costs
Product and geographic diversification
Realization of EBITDA synergies
Nimble asset decisions
Source: Company information
Cost reduction of $11 million versus Q1 2016; primarily derived from improved energy prices, operational efficiencies, raw materials selection, and better purchasing power
Product and geographic diversification resulted in a reduction in production costs of 22% on a per ton basis, comparing current footprint to legacy Globe Specialty Metals footprint
$28 million of synergies realized in 1H 2016; on track to achieve the expected $65 million of annualized run rate synergies by the end of 2016
Venezuela impairment
Restart of previously shut down Argentina plant due to new power pricing

Continuing to generate positive free cash flow
Generated free cash flow1 of $43.9 million in H1 2016, of which $8.6 million was generated in Q2 2016
Generated $96.5 million in working capital synergies year-to-date
– $41.2 million improvement in working capital in Q2 2016
– $169.9 million in working capital improvements over the last 12 months, well ahead of original three-year projection of $100 million
– Further working capital synergies expected through the remainder of 2016
Improvement in Global Inventory
Accounts Receivable Management improving Improved purchasing management, reducing as we optimize the power driving Accounts Days Sales Outstanding production/delivery Payable optimization on a global basis platform
1 Free cash flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment”, calculated excluding the impact of the $32.5 million shareholder settlement paid during the quarter ended March 31, 2016.
Source: Company information - 6 -

Opportunities for long-term value creation
Generating cash Strong market Strong balance sheet flow, even in position and multiple gives company down cycle and levers to pull given ability to grow identifying non- diversified products, organically and core asset end markets & inorganically divestitures geographies

II. Selected financial highlights

Q2 key performance indicators and overview
Six months
Key performance
ended June 30, Q2 2016 Q1 2016 Pro Forma CY 2015
indicators
2016
Sales ($m) 821.4 398.0 423.5 2,039.6
Operating Profit ($m) -93.0 -71.2 -21.8 -44.2
Profit Attributable to the
-67.9 -42.2 -25.7 -96.6
Parent ($m)
Adjusted EBITDA ($m) 51.0 17.2 33.9 294.8
Adjusted EBITDA Margin 6.2% 4.3% 8.0% 14.5%
Working capital ($m) 457.0 457.0 498.3 553.6
Free Cash Flow1 ($m) 43.9 8.6 35.3 113.3
1 Free cash flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment”, calculated excluding the impact of the $32.5 million shareholder settlement paid during the quarter ended March 31, 2016.
Source: Company information

Sales volumes evolution (ton) (Q1 2015 thru Q2 2016)

Silicon metal sales (ton)



92,449
96,667
87,471
96,768
90,105
85,242
120,000
100,000
80,000
60,000
40,000
20,000
0
54,165
57,132
50,945
61,099
52,685
51,668
38,285
39,536
36,525
35,668
37,420
33,574
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
Q2-16
GSM
GFA

FeSi sales (ton)



62,292
62,289
50,982
54,783
49,571
51,733
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
45,674
43,783
35,976
39,873
38,583
40,984
16,618
18,505
15,006
14,911
10,988
10,749
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
Q2-16
GSM
GFA

Other Silicon Alloys sales (ton)



26,470
28,347
24,160
22,182
25,181
24,440
30,000
25,000
20,000
15,000
10,000
5,000
0
12,139
14,238
11,884
10,961
12,622
13,838
14,331
14,109
12,276
11,221
12,559
10,602
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
Q2-16
GSM
GFA

Manganese Alloys sales (ton)



77,015
73,027
54,731
60,999
63,575
70,756
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
41,305
37,881
28,864
31,267
32,203
35,645
35,709
35,146
25,867
29,732
31,372
35,110
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
Q2-16
FeMn
SiMn

- 10 -

Balance sheet summary
($mm) Q2 20161 Q1 20161 12/31/2015
Total Assets 2,283 2,359 2,406
Net Debt2 413 421 393
Book Equity 1,220 1,272 1,295
Net Debt2 / Total Assets 18.1% 17.8% 16.3%
Net Debt2 / Capital3 25.3% 24.9% 23.3%
1 Financial results are unaudited
2 Net Debt includes finance lease obligations
3 Capital is calculated as book equity plus net debt

Q&A

Advancing Materials Innovation
NASDAQ: GSM
Second Quarter 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2016
FERROGLOBE PLC

By:	/s/ Stephen Lebowitz
Name:	Stephen Lebowitz
Title:	Chief Legal Officer